UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 28, 2021

NORTHERN STAR INVESTMENT CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39929	85-3909728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable warrant	NSTB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSTB	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	NSTB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

As previously announced, Northern Star Investment Corp. II, a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Northern Star, NISC II-A Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, NISC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, Apex Clearing Holdings LLC, a Delaware limited liability company (“Apex”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company (“PEAK6”). Pursuant to the Merger Agreement, the parties will enter into a business combination transaction, as a result of which Apex will become a wholly-owned subsidiary of Northern Star, with the members of Apex becoming stockholders of Northern Star.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is a press release issued by Northern Star and Apex announcing that Apex had reported its results for the first quarter ended March 31, 2021. Attached as Exhibit 99.2 to this Current Report on Form 8-K is a transcript of the earnings call for the first quarter ended March 31, 2021 hosted by William Capuzzi, the Chief Executive Officer of Apex, on April 28, 2021.

The information set forth in this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

NORTHERN STAR AND APEX AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING ITS FINAL PROSPECTUS DATED JANUARY 25, 2021, FILED WITH THE SEC ON JANUARY 27, 2021 IN CONNECTION WITH ITS INITIAL PUBLIC OFFERING. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS ALSO IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM S-4 FOR THE PROPOSED TRANSACTIONS, FILED WITH THE SEC ON APRIL 8, 2021, WHICH INCLUDES A PROXY STATEMENT AND PROSPECTUS FOR THE PROPOSED TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS INCLUDED IN THE REGISTRATION STATEMENT.

INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND APEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND APEX, ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC2.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORP. II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR APEX, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER NORTHERN STAR NOR APEX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE APEX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND APEX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN NORTHERN STAR AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN NORTHERN STAR.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN THE REGISTRATION STATEMENT AND IN NORTHERN STAR’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD- LOOKING STATEMENTS CONCERNING NORTHERN STAR AND APEX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND APEX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE AND THOSE INCLUDED IN NORTHERN STAR’S FILINGS WITH THE SEC. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR APEX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Press release.

99.2	Transcript.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 28, 2021	NORTHERN STAR INVESTMENT CORP. II

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Exhibit 99.1

Northern Star Investment Corp. II and Apex Fintech Solutions Announce Apex’s First Quarter 2021 Results

•	Net Revenue Increased 98% from First Quarter 2020

•	Net Income Increased 414% from First Quarter 2020

•	Adjusted Net Revenue[1] Increased 122% from First Quarter 2020

•	Adjusted EBITDA[1] Increased 262% from First Quarter 2020

•	Total Customer Accounts Grew 85% from First Quarter 2020

•	Customer Trades Increased 183% from First Quarter 2020

•	Management Commentary available Wednesday, April 28, 2021 at 5:00 pm Eastern Time

NEW YORK, NY, April 28, 2021 – Northern Star Investment Corp. II (“Northern Star”) (NYSE: NSTB), a publicly traded special purpose acquisition company, announced today that its merger partner, Apex Fintech Solutions LLC (“Apex” or the “Company”), the “fintech for fintechs” — the business-to-business platform that powers innovation in fintech, investing, and wealth management — reported results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

•	Total customer accounts grew 85% to 14.4 million, compared to 7.8 million at the end of the first quarter of 2020

•	Customer trades increased 183% year-over-year to 235.5 million, from 83.1 million in the first quarter of 2020

•	Net Revenue was $145.9 million compared to $73.7 million in the first quarter of 2020

•	Net income rose 414% to $36.3 million, compared to $7.1 million in the first quarter of 2020

•	Adjusted Net Revenue[1] was $102.4 million, compared to $46.2 million in the first quarter of 2020

•	Adjusted EBITDA[1] rose 262% to $46.1 million, compared to $12.7 million in the first quarter of 2020

“The financial industry is in the early innings of a massive digital transformation and our record quarterly results demonstrate that Apex is at the center of this transformation” stated Bill Capuzzi, Chief Executive Officer. “This quarter is further proof of the scalability of Apex’s platform and business model as we capitalized on volatility and interest in the markets to drive explosive growth in customer accounts and customer trading volumes. With a strong first quarter in the books, we are well on our way to achieving our prior projections for full year performance. As we approach the milestone of becoming a public company, we believe Apex is strategically positioned to continue to capture market share through continued innovation and first-to-market products.”

In February 2021, Northern Star and Apex announced that they had entered into a definitive merger agreement. Following the closing of the transaction, which values Apex at a total enterprise value of approximately $4.7 billion post-money, Apex is expected to become a publicly listed company on the New York Stock Exchange under the new ticker symbol, “APX”. The consummation of the transaction is subject to approval by the stockholders of Northern Star and the fulfillment of certain other conditions.

[1]

This is a non-GAAP financial measure. For more information relating to this measure including a reconciliation of the non-GAAP financial measure to the comparable GAAP financial measure refer to “Non-GAAP Financial Measure Reconciliation” below

Selected Financial Data (Unaudited)

	Three Months Ended
(In thousands, other than Adjusted Operating Margin and variance)	March 31, 2021	March 31, 2020	Variance (%) Q1’21 vs Q1’20
Net Revenues	$145,853	$73,716	97.9%
Non-interest Income	$116,360	$56,183	107.1%
Net Interest Income	$29,493	$17,533	68.2%
Non-interest Expense	$95,262	$63,347	50.4%
Income Tax Expense	$14,269	$3,307	331.5%
Net Income	$36,322	$7,062	414.3%
Adjusted Net Revenue[1]	$102,396	$46,161	121.8%
Adjusted EBITDA[1]	$46,127	$12,746	261.9%
Adjusted Operating Margin[1]	45.0%	27.6%

Key Performance Metrics (Unaudited)

	Three Months Ended
(In Thousands, except average revenue per account and variance, and Customer Credits and Customer Debits which are in millions)	March 31, 2021	March 31, 2020	Variance (%) Q1’21 vs Q1’20
Total Customer Accounts	14,433	7,805	84.9%
Customer Trades	235,455	83,071	183.4%
Average Revenue per Account	$8.05	$6.41	25.6%
Customer Credits	$10,590	$6,439	64.5%
Customer Debits	$1,521	$299	409.4%

Management Commentary

Management commentary on the Company’s results for the first quarter ended March 31, 2021 will be available on Wednesday, April 28, 2021 starting at 5:00 pm ET via the Investor Relations section of the Company’s website at https://www.apexfintechsolutions.com/investor-relations/ and on Northern Star’s website at https://northernstaric2.com.

Additionally, investors can access the commentary by dialing:

•	1-877-407-4018 (Domestic)

•	1-201-689-8471 (International)

The commentary will also be available through May 12, 2021 via the Company’s website or by dialing 1-844-512-2921 (United States) or 1-412-317-6671 (international). The replay pin number is 13718894.

About Apex Fintech Solutions

Apex Fintech Solutions LLC is the parent company of Apex Clearing Corporation, a custody and clearing engine that’s powering the future of digital wealth management and Apex Pro, a trusted clearing partner to broker-dealers, ATS’s, routing firms, professional trading firms, hedge funds, institutions and emerging managers. Our proprietary enterprise-grade technology delivers speed, efficiency, and flexibility to firms ranging from innovative start-ups to blue-chip brands focused on transformation to capture a new generation of investors. We help our clients provide the seamless digital experiences today’s consumers expect with the throughput and scalability needed by fast-growing, high- volume financial services businesses.

Cryptocurrency trading and custody services are offered through Apex Crypto LLC, which is currently owned by an affiliate of, and is expected to be contributed to, Apex Fintech Solutions LLC, subject to receipt of required regulatory approvals.

For more information, visit https://www.apexfintechsolutions.com/.

About Northern Star Investment Corp. II

Northern Star Investment Corp. II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. The management team and Board of Directors are composed of veteran consumer, media, technology, retail and finance industry executives and founders, including Joanna Coles, Chairwoman and Chief Executive Officer, and Jonathan Ledecky, President and Chief Operating Officer. Ms. Coles is a creative media and technology executive who in her previous roles as editor of two leading magazines and Chief Content Officer of Hearst Magazines developed an extensive network of relationships at the intersection of technology, fashion and beauty. Ms. Coles currently serves as a special advisor to Cornell Capital, a $7 billion private investment firm, and is on the board at Snap Inc., Sonos, Density Software, and on the global advisory board of global payments company Klarna. Mr. Ledecky is a seasoned businessman with over 35 years of investment and operational experience. He has executed hundreds of acquisitions across multiple industries and raised over $20 billion in debt and equity. He is also co-owner of the National Hockey League’s New York Islanders franchise. For additional information, please visit https://northernstaric2.com.

About non-GAAP financial measures

In this press release, we use the following non-GAAP financial measures: adjusted net revenue, adjusted operating margin and adjusted EBITDA. The presentation these financial measures, and other measures that are calculated using them, is not intended to be considered in isolation or as a substitute for, or superior to, and are in addition to, the financial information prepared and presented in accordance with United States generally accepted accounting principles (“GAAP”) such as revenue, operating income, profit before tax, net income or any other performance measures derived in accordance with GAAP. A reconciliation of the projected non-GAAP financial measures has not been provided and is unable to be provided without unreasonable effort because certain items excluded from these non-GAAP financial measures such as charges related to stock-based compensation expenses and related tax effects, including non-recurring income tax adjustments, cannot be reasonably calculated or predicted at this time.

We use these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our recurring core business operating results, such as our revenues excluding the effect of pass through items. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting, and analyzing future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to our historical performance. We believe these non-GAAP financial measures are useful to investors both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by our institutional investors and the analyst community to help them analyze the health of our business.

There are a number of limitations related to the use of non-GAAP financial measures. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures and evaluating these non-GAAP financial measures together with their relevant financial measures in accordance with GAAP. Please see the tables captioned “Reconciliation of non-GAAP items,” below for reconciliations of these non-GAAP financial measures to their most directly comparable GAAP measures.

Reconciliation of GAAP to Non-GAAP Measures

Adjusted Net Revenue

(Unaudited)

(In thousands)
	Three Months Ended
	March 31, 2021	March 31, 2020
Total net revenues	$145,853	$73,716
Less:
Reimbursable fees	(37,822)	(29,370)
Other non-operating income	(8,530)	—
Add:
Interest expense on debt	2,895	1,815
Adjusted net revenue	$102,396	$46,161

Adjusted EBITDA and Adjusted Operating Margin

(Unaudited)

(In thousands except Adjusted Operating Margin)
	Three Months Ended
	March 31, 2021	March 31, 2020
Net Income	$36,322	$7,062
Add back:
Income tax expense	14,269	3,307
Interest expense on debt	2,895	1,815
Depreciation and amortization	413	365
Other (income)/expenses	(7,772)	197
Adjusted EBITDA	$46,127	$12,746
Divided by:
Adjusted net revenue	$102,396	$46,161
Adjusted Operating Margin	45.0%	27.6%

Operating Expense

(Unaudited)

(In thousands)
	Three Months Ended
	March 31, 2021	March 31, 2020
Total non-interest expense	$95,262	$63,347
Less:
Reimbursable fees	37,822	29,567
Depreciation and Amortization	413	365
Non Operating Expense	758	—
Operating Expense	$56,269	$33,415

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Northern Star and Apex. On April 8, 2021, Northern Star filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus of Northern Star, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Northern Star are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Apex, Northern Star and the business combination. The definitive proxy statement/prospectus will be mailed to stockholders of Northern Star as of a record date to be established for voting on the proposed business combination. Investors and security holders are able to obtain copies of the registration statement and other documents containing important information about each of the companies, without charge, at the SEC’s web site at www.sec.gov.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Northern Star, Apex and certain of their respective directors, managers and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Northern Star in favor of the approval of the business combination and related matters. Stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s Final Prospectus dated January 25, 2021, filed with the SEC on January 27, 2021, and the preliminary proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Northern Star’s participants in the solicitation, which may, in some cases, be different than those of its stockholders generally, are set forth in the preliminary proxy statement/prospectus relating to the business combination and will be set forth in the final proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics, expectations of growth and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Apex and Apex’s operating companies following the proposed business combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; (4) anticipated client retention; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; and (7) expectations related to the terms and timing of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; the inability of the parties to successfully or timely consummate the merger, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; failure to realize the anticipated benefits of the merger; the uncertainty of the projected financial information with respect to Apex and its operating companies; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this press release. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Northern Star’s and Apex’s control. While all projections are necessarily speculative, Northern Star and Apex believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory, legal and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Northern Star and Apex, or their respective representatives and advisors, considered or consider the projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star or Apex and is not intended to form the basis of an investment decision in Northern Star or Apex. All subsequent written and oral forward- looking statements concerning Northern Star and Apex, the proposed transactions or other matters and attributable to Northern Star and Apex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

Investors:

(214) 765-1595

IR@Apexclearing.com

Media:

Jonathan Gasthalter/Carissa Felger

Gasthalter & Co.

(212) 257-4170

ApexClearing@gasthalter.com

Exhibit 99.2

Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

File No. 333-255120

The following is a transcript of the earnings call for Apex’s first quarter ended March 31, 2021 hosted by William Capuzzi, the Chief Executive Officer of Apex:

APEX 1Q21 Earnings Conference Call Transcript

April 28, 2021

Operator

Good afternoon. Welcome to the Apex’s first quarter 2021 earnings call. The information discussed today is qualified in its entirety by the information contained in the Form 8-K, including the related exhibits, that was filed by Northern Star Investment Corp II today with the SEC. You can access these documents on the SEC’s website at www.sec.gov.

Please carefully review the disclaimers we’ve included. This call has been prerecorded, so a Q&A session will not be conducted as part of today’s presentation. Before we begin, I’d like to note that this call may contain forward- looking statements, including Apex’s expectations of future financial and business performance and conditions and growth and scalability of our platform, the industry outlook and the timing and completion of the business combination transaction with Northern Star Investment Corp II.

1

Forward-looking statements are inherently subject to risks, uncertainties and assumptions, and are not guarantees of performance. You are encouraged to read the Form 8-K and the accompanying press release, as well as other Northern Star Investment Corp II filings with the SEC, including the Form S-4 registration statement filed on April 8, 2021, for a discussion of the risks that can affect the business combination and the business of Apex after completion of the proposed transaction.

During the call, there will also be a discussion of some metrics which are non-GAAP financial measures, including Operating Expense, Adjusted Net Revenue, Adjusted EBITDA and Adjusted Operating Margin. Apex has reconciled these items to the most comparable GAAP measures in the press release filed with today’s Form 8-K.

Hosting today’s call is Bill Capuzzi, Chief Executive Officer of Apex. With that, I will turn the call over to Bill.

William Capuzzi–Apex Chief Executive Officer

Thank you Operator and good afternoon, everyone.

I want to start by saying thanks to all the Apex team members and partners for their commitment and hard work, and to all of our clients for their continued trust and loyalty.

2

Let’s turn to the highlights of this quarter’s results.

In the first quarter 2021, our net revenues were $146 million with an adjusted EBITDA of $46 million.

Our clients continued to win new accounts…adding almost 4.1 million new end-investor – or customer – accounts to our platform…over 75% of those accounts belong to customers aged 40 and under.

As customers opened new accounts, we added over $19 billion in net new assets bringing our total assets under custody to $97 billion as of March 31, 2021.

We believe this quarter is a proof point for our platform’s scalability: we opened 1 million new customer accounts in just 1 weekend in January…we processed almost 3 times as many trades as we processed in the first quarter of last year; and we grew the number of crypto accounts on our platform by over 500%.

We did all of this during a period of unprecedented market volatility and increases in retail trading across the board. Our technology and team outperformed our competitors, and we are exceptionally pleased with where we are today.

As I’ve said before, the financial industry is at the beginning of a massive digital transformation. There’s approximately $68 trillion of wealth that will transfer from older generations to the Gen X, Millennial and Gen Z children and grandchildren over the coming years. This money in motion, from the oldest generations to the younger digital natives, is going to require an enormous re-tooling of aging infrastructure, removing friction from the system, and making things real time.

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This is exactly what Apex does.

Frankly, as proud as I am about what we accomplished last quarter, I am even more excited for what the future holds.

Even after the strong growth we experienced during the first quarter, frankly we believe we have a substantial opportunity ahead of us. Just focus - for a second - on traditional advisory and wealth management, this is where most of the country’s assets sit, and today we have less than 1% market share.

Just take a second to let that sink in…

We expect to continue to take share from our legacy and traditional rivals as we leverage our deep domain knowledge to continue to innovate, and demographics continue to shift and drive clients and their customers to our platform at Apex.

Innovation is central to who we are as a company. Just earlier this month, Apex Crypto added 3 cryptocurrencies to the integrated cryptocurrency trading platform that we offer for our clients. Adding support for Doge coin before some of our competitors and just in time for Doge day. We’ve since added hundreds of thousands of new crypto accounts by innovating and becoming a market leader.

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We intend to continue to expand our crypto offerings. For example, we are working towards including NFTs on our platform. Think about some of the big crypto trading platforms – you can go on and buy bitcoin there – but that’s all you can do there – alright – for Apex – it’s a platform – our clients can offer their customers – equities, options, futures, ETFs, fixed income, mutual funds, and cryptocurrency.

That’s what sets Apex apart. We’ve been able to move quickly to offer more products and services, namely because we’ve invested so much time and capital into setting ourselves up for this moment. When we started Apex, we envisioned creating a tech-enabled company to solve for so many problems in the investing and trading spaces. We saw the antiquated infrastructure across the industries, and we knew there had to be a better way. And, we believe we are right at the tip of the iceberg of possibilities for growth.

When we become a public company, assuming no redemptions by SPAC investors and current capital levels, Apex is projected to have approximately $1 billion in available capital to drive more innovation and transformation, adding pieces to the puzzle through strategic acquisitions and—most importantly—organic growth. We plan to double the number of our in-house developers in the next 2 years.

So, with that, I will turn it over to Chris Springer, our Chief Financial Officer to walk through a more detailed look at our results.

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Chris Springer–Apex Chief Financial Officer

Thanks Bill.

As Bill mentioned, Apex’s scale and expertise combined with our lower cost structure and high barriers to entry create a natural flywheel effect. We expect this to drive growth and operating leverage.

Let’s begin with some of our key performance metrics.

In the first quarter, total customer accounts were up 85% year-over-year and 39% on a sequential basis. Extraordinary market volatility associated with certain stocks coupled with unusually high levels of customer engagement drove a record number of trades…235 million for the quarter. This is approximately 70% above the fourth quarter volumes. Customer account growth drives increased balances and transactions. These were the catalysts of revenue growth for the quarter at Apex.

Now let’s turn to the financial results.

Our net revenues for the first quarter of 2021 were $145.9 million, or almost 98% higher than our net revenues for the first quarter of 2020. Turning to our adjusted net revenues, which are defined as total net revenues less reimbursable fees, non-operating income, and also exclude the impact of interest expense on debt, were $102.4 million for the first quarter. This is up 122% from the $46.2 million in the first quarter of 2020. The growth was primarily due to increased customer accounts and trades, as I mentioned earlier, as well as higher interest income related to securities lending.

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Our average revenue per account for the quarter, which is defined as adjusted net revenue divided by the average total customer accounts was $8.05. This increased from $6.41 in the first quarter of 2020 driven by increased customer engagement and our ability to generate revenues across our platform.

Now let’s look at some of the components of our revenues year-over-year.

Non-interest income rose by $60 million, or 107%, compared to the first quarter of 2020. This was caused primarily by growth in clearing & execution fees, reimbursable fees, account-based fees as well as an unrealized gain of $8.5 million on an investment.

Turning to net interest income…interest income increased by $11.9 million, or 68%, compared to the first quarter of 2020 primarily driven by increased securities lending income. Interest expense increased by $1.3 million, or 66%, for the quarter ending March 31, 2021 primarily driven by increased loan balances.

Regarding expenses…operating expenses which are total non-interest expenses minus reimbursable fees, non-operating costs, depreciation and amortization, totaled $56.3 million for the first quarter, that’s up 68% year-over-year. Of that amount, brokerage & clearing fees totaled $13.8 million for the first quarter of 2021 compared to $5.3 million in prior year’s quarter driven by increased volumes.

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In addition, employee compensation and benefits came in at $24.7 million, or 51% higher than the $16.4 million recorded in the first quarter of 2020. Increased compensation was a function of growth in headcount, primarily in technology roles, and increased incentive accruals based on our performance.

So putting it all together, we generated net income of $36.3 million for the first quarter of 2021…that’s 5 times greater than the amount generated during the first quarter last year. This was primarily due to improved profitability generated from the increased revenues driven by the efficiency and scalability of our platform. We believe our positive operating leverage is indicative of the scalability of our business model.

And now to EBITDA. Apex defines adjusted EBITDA as net income adjusted for income tax expense, interest expense on debt, depreciation and amortization, and non-operating income and expenses. Adjusted EBITDA totaled $46.1 million for the first quarter of 2021 translating into a 45% adjusted operating margin. That compares to Adjusted EBITDA of $12.7 million and a related margin of 28% for the first quarter of 2020. This demonstrates the scalability of our financials where additional revenue generated EBITDA at a higher incremental adjusted operating margin rate. The incremental adjusted operating margin rate was right around 60% for the quarter.

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We are confident in our ability to achieve our projections for the balance of the year as our model incorporates conservative assumptions. The projections were built on existing client relationships and the assumption of modest revenue growth from new clients. While we haven’t seen the continuance of the extraordinary volatility that we experienced in Q1, based on the strength of the first quarter where we achieved almost 45% of our projected Adjusted EBITDA for the year, we expect Adjusted EBITDA to remain elevated for the rest of the year versus our initial projections.

So that’s it on the financials. Now let me turn it back to Bill.

William Capuzzi –Apex Chief Executive Officer

Thanks Chris.

In closing, our platform powers an A-list roster of clients that continue to grow and win business. Apex is at the center of the digital transformation of what Tiburon estimates is a $45 trillion market.

We believe that there currently are no competitors that match our full product offerings and digital first approach. There is so much opportunity for Apex ahead. We expect to continue to capitalize on this opportunity as we continue to drive growth and technological innovation.

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Just wanted to take an opportunity to thank each of you for joining today, and have a great day.

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Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Apex and Apex’s operating companies following the proposed business combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; (4) anticipated client retention; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; and (7) expectations related to the terms and timing of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; the inability of the parties to successfully or timely consummate the merger, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained; failure to realize the anticipated benefits of the merger; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this communication. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star and is not intended to form the basis of an investment decision in Northern Star. All subsequent written and oral forward-looking statements concerning Northern Star and Apex, the proposed transactions or other matters and attributable to Northern Star and Apex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Northern Star has filed a registration statement on Form S-4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge on Northern Star’s website at www.northernstaric2.com or by directing a written request to Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus, and the other relevant materials when they become available, before making any voting decision with respect to the proposed business combination because they contain and will contain important information about the business combination and the parties thereto.

Participants in the Solicitation

Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the proposed business combination also is set forth in the registration statement for the proposed business combination that Northern Star has filed with the SEC, which includes a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions.

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